INTELLIGROUP, INC.


                                                               November   , 1998

Dear Shareholder:

     Your Board of Directors has adopted a Shareholder Protection Rights Agreement (the "Rights Agreement"). The Rights Agreement is designed to protect the Company and you, its shareholders, in the event of an unsolicited offer to acquire control of the Company on terms that the Board of Directors determines not to be in the best interests of the Company because the offer is coercive or otherwise unfair. Such offers may include, for example, attempts to acquire control without offering adequate consideration to all shareholders. The Rights Agreement is not intended to prevent, and will not prevent, a takeover of the Company that the Board determines to be in the best interests of the Company. The Rights Agreement is also not intended to adversely affect the ability of a person to obtain representation on the Company's Board by means of the proxy process. Under New Jersey law, the Board is charged with responding to an offer to acquire the Company in a manner it determines to be in the best interests of the Company. New Jersey law also expressly provides that a Board, in determining what it believes to be in the best interests of the corporation, may consider both the long-term and short-term interests of the Company and its shareholders, as well as the short-term and long-term effect that such actions have upon certain of the Company's other constituencies. Such constituencies include its current and former employees, customers, creditors and communities in which it does business. The Rights Agreement should assist the Board in carrying out this obligation.

     As explained in greater detail in the attached Summary, the Rights will become exercisable only if and when a situation that they were designed to address does, in fact, arise. Rights certificates will not be sent to you unless and until they become exercisable. The issuance of the Rights does not dilute share value and does not affect earnings per share. The Rights are not currently taxable to you or the Company under federal income tax law and they will not change the manner in which you can currently trade shares of the Company's Common Stock.

     The Rights Agreement provides, among other things, that upon the earlier of ten (10) business days after a public announcement that a person has become a beneficial owner of twenty percent (20%) or more of the outstanding shares of the Company's Common Stock or ten (10) business days after a person announces an offer to acquire Company shares that would give it twenty percent (20%) or more of the outstanding shares of the Company's Common Stock (an "Acquiror") each Right will become exercisable to purchase one one-hundredth (1/100) of a share of the Company's Series A Participating Preferred Stock.

     After the Rights become exercisable, the Company may not consolidate or merge with, or participate in a share exchange, or sell fifty percent (50%) or more of its assets or earning power to, any person or entity, if the Company's Board of Directors is controlled by an Acquiror unless proper provision is made so that each Right would thereafter become a right to buy, for the exercise price, that number of shares of Common Stock of such other person or entity as shall have an aggregate market value equal to twice the exercise price.

     The Rights will expire on November 17, 2008 and will be subject to redemption by the Board of Directors at $0.01 per right at any time prior to the first date on which they become exercisable.

     A copy of the Rights Agreement is available to any shareholder upon request to Intelligroup, Inc., Attn: Alan Ziegler, Esq., General Counsel and Secretary, or by telephone at (732) 590-1600.


                                          Sincerely,



                                          -------------------------------------
                                          Stephen A. Carns
                                          President and Chief Executive Officer

                  SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK
                  ---------------------------------------------

     The Board of Directors of Intelligroup, Inc. (the "Company") declared a distribution of one Right for each outstanding share of common stock, $0.01 par value, of the Company (the "Common Stock") to shareholders of record at the close of business on November 17, 1998 and to each share of Common Stock that may be issued by the Company prior to the "Separation Date" (or the earlier redemption or expiration of the Rights) described below.

                             Operation of the Rights
                             -----------------------

     Upon the occurrence of certain events described below, each Right would entitle its holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Participating Preferred Stock, no par value (the "Preferred Stock"), at an exercise price of $100.00 (the "Exercise Price"). Until the Rights separate from the Common Stock, they cannot be exercised.

     The Rights will separate from the Common Stock upon the earlier to occur of
(i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of shares of the Company's Common Stock representing twenty percent (20%) or more of all outstanding shares of Common Stock of the Company or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning outstanding shares of the Company's Common Stock representing twenty percent (20%) or more of all outstanding shares of Common Stock of the Company (in each case, this person or group is referenced as an "Acquiring Person"). The date upon which the Rights separate from the Common Stock, and are thereby freely tradable, is called the "Separation Date." The Separation Date can be delayed by an action of the Board of Directors.

     If, after the Separation Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) an Acquiring Person becomes the beneficial owner of shares of the Company's Common Stock representing twenty percent (20%) or more of all outstanding shares of Common Stock of the Company, each holder of a Right (instead of having the right to receive Preferred Stock) will thereafter have the right to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price of the Right. This is known as a "Flip-in" Event. However, any Rights held by an Acquiring Person would not receive these benefits.

     In the event that, at any time following the Separation Date, (i) the Company is acquired in certain merger or other business combination transactions (other than a merger described above) in which it does not survive, or (ii) fifty percent (50%) or more of the Company's assets or earning power is sold or transferred, each holder of a Right (instead of having the right to purchase Preferred Stock) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. This is known as a "Flip-over" Event. For example, assuming an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a "Flip-in" or "Flip-over" Event would entitle its holder to purchase $200.00 worth of Common Stock (or other consideration, as noted above) for $100.00. This would be Company Common Stock if a "Flip-in" event occurred, and the Acquiring Person's common stock if a "Flip-over" event occurred.

                            Redemption of the Rights
                            ------------------------

     At any time until the Separation Date, the Board of Directors may unilaterally redeem the Rights at a price of $0.01 per Right. This amount would be paid to you and would mean that the Rights could no longer be exercised. Under certain circumstances set forth in the Rights Agreement, the decision to redeem would require the concurrence of a majority of the Disinterested Directors (that is, those Board members who are unaffiliated with the Acquiring Person). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to twenty percent (20%) or less of the outstanding Common Stock of the Company in a transaction not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights with the concurrence of a majority of the Disinterested Directors, if required, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

                The Board's Ability to Amend the Rights Agreement
                -------------------------------------------------

     Under the Rights Agreement, the Board has broad powers to amend the Rights Agreement. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Separation Date. After the Separation Date, amendments may not adversely affect Right holders' interests. Under certain circumstances, an amendment would require the concurrence of the Disinterested Directors.

            Other Miscellaneous Provisions Under the Rights Agreement
            ---------------------------------------------------------

     The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (ii) upon the distribution to holders of the Preferred Stock of any securities or assets (excluding regular periodic cash dividends).

                   Significance of the Rights Until Exercised
                   ------------------------------------------

     Until a Right is exercised, its holder has no claim as a shareholder of the Company arising from the Right itself, including, without limitation, the right to vote or to receive dividends. While the initial declaration and distribution of the Rights will not be taxable to the shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an Acquiring Person as set forth above.

                         Evidence of Ownership Of Rights
                         -------------------------------

     Until the Separation Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 17, 1998, will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. To repeat, no separate Rights Certificates will
                                 -----------------------------------------------
be distributed unless and until a Separation Date occurs. The Rights will expire
---------------------------------------------------------
at the close of business on November 17, 2008, unless earlier redeemed or exchanged by the Board as described above.

     After the Separation Date (except as otherwise provided above), Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on a Separation Date and, thereafter, such separate Rights Certificates alone will represent the Rights.

                           Other Information Available
                           ---------------------------

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement that is incorporated herein by reference. A copy of the Rights Agreement is available to any shareholder upon request to Intelligroup, Inc., Attn: Alan Ziegler, Esq., General Counsel and Secretary, or by telephone at (732) 590-1600.



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